Filed by Velocity Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Velocity Acquisition Corp.

Commission File No.: 001-40088

Date: September 2, 2021

BBQGuys Features Entire Manning Family “Around The Grill” in New National Advertising Campaign

The leading e-commerce retailer for grilling and outdoor living products will feature the entire Manning family, including Archie and his three boys, Peyton, Cooper, and Eli in a new national broadcast spot and accompanying digital shorts.

Baton Rouge, LA—September 2, 2021 – BBQGuys, the leading e-commerce retailer of grills, grilling accessories, and outdoor living products for both homeowners and professional builders, announced today that the brand will be releasing a new national advertising campaign featuring the entire Manning Family: Archie Manning and his three sons Peyton, Cooper, and Eli.

The new spot, entitled “Around The Grill” will be broadcast during SEC football games this fall on both ESPN and The SEC Network.

The commercial features Peyton and Eli playfully “Manning the grill,” flipping burgers with their brother Cooper, and boxing each other out from “QB-ing” the cook station. All the while Eli’s bell-ringing imitation of a short-order cook continues to grate on his brother to the point where Peyton gets fed up and fires the bell downfield. The spot concludes with Archie sitting, consumed in a newspaper and immune to his sons’ squabbling, using a foam finger to indicate the number of steaks he wants.

“Throwing the bell wasn’t even in the script, but after a long day of shooting, enough was enough,” said Peyton Manning. “But seriously, my brothers and I had a blast shooting this BBQGuys campaign with our dad, having fun as a family and poking fun at some of the natural tensions that sometimes arise during family gatherings.”

“Live sports will be an important piece of our strategy as we continue to accelerate the growth and awareness of the BBQGuys brand among consumers and professionals,” said Jason Stutes, Chief Digital Officer, BBQGuys. “SEC football is one of the most premier assets in all of live sports and we’re excited to tap the Manning family—who have a storied history with the conference—to be our ambassadors for this great audience.”

Over the course of the past year BBQGuys has signed Archie, Eli, Peyton and Cooper as national brand ambassadors and released a series of creative campaigns, from “Fan Mail” to “Signs,” to promote the company. The strategy, creative campaign and media planning and buying were executed and implemented by Source Communications, Hackensack, New Jersey. The “Around The Grill” shoot took place the day before the 25th annual Manning Passing Academy, the premier offensive skills camp for high school students from all over the country, where BBQGuys was also a proud partner.

In July, BBQGuys announced that the company has entered into a definitive business combination agreement with special purpose acquisition company Velocity Acquisition Corp. (NASDAQ: VELO).

Find out more at BBQGuys.com, with more information about the transaction available at https://www.bbqguys.com/investors.

About BBQGuys

BBQGuys is a leading e-commerce retailer of higher-end grills, grilling accessories and outdoor living products for both homeowners and professional builders. What began as a humble brick-and-mortar store in 1998 has since evolved into one of America’s fastest-growing businesses–one that has served over a million happy customers nationwide. With an A+ rating from the Better Business Bureau and annual recognition as a leader in the online space, BBQGuys has cemented itself as a trusted voice in the grilling and outdoor living industry. Were you born to grill? Visit us at BBQGuys.com.

Media Contact:

Matthew Mirandi

Berk Communications

BBQGuys@berkcommunications.com